Contact:  David G. Short
                                        Vice President Legal
                                               and Secretary
                                              (214) 343-7886
FOR IMMEDIATE RELEASE

       NPC INTERNATIONAL, INC. ANNOUNCES
     PROPOSAL TO ACQUIRE MINORITY INTEREST

     PITTSBURG, Kansas, (November 6, 1995) - A Special
Committee of the board of directors of NPC International, Inc. (NPCI) announced today that it has determined to evaluate a proposal submitted by a management group led by Mr. O. Gene Bicknell, Chairman of the Board and Chief
Executive Officer, for a merger in which a company controlled by the management group would acquire all of the stock of the Company not owned by the management group for $9.00 per share. The proposal was made subject to an acceptable definitive agreement and to the availability of financing on acceptable terms.

      The management group consists of Mr. Bicknell, James
K. Schwartz, President and Chief Operating Officer, and Troy
D. Cook, Vice-President-Finance and Chief Financial Officer. Mr. Bicknell beneficially owns approximately 62% of the outstanding common stock of the company.

     The Special Committee, which is composed of the outside directors of the company, has retained CS First Boston and legal counsel to assist in evaluating the proposal. The Committee intends to condition any recommendation it makes regarding the proposal upon the receipt of an opinion from its financial advisors that the transaction is fair from a financial point of view to public stockholders.

     NPC International, Inc. is the world's largest Pizza
Hut franchisee and currently operates 372 Pizza Hut restaurants and delivery kitchens in 11 states.
Additionally, the Company operates and franchises 116
Skipper's quick service seafood restaurants in seven western states and British Columbia. NPC also operates and franchises 171 Tony Roma's restaurants, the casual theme restaurant Famous for Ribs, worldwide.

     The Company's stock is traded on the NASDAQ National
Market under the symbols "NPCI".